ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Ju

06015152

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
6 July 2006 (ASX – Announcement and Media Release, Offshore Gulf Coast well & Seismic Contract awarded for Senegal Project, Offshore West Africa)

dlw 7/14

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

6 July 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

OFFSHORE GULF COAST WELL

Drilling Permits have been issued, a location staked and pilings are being driven in preparation for Todco Rig 57 currently scheduled to arrive in the Redfish Reef Area of Galveston Bay State Tract 135, offshore Gulf of Mexico, between 11th and 15th of July 2006.

The ST135S #1 well, in which FAR has a 12.5% working interest (reducing to 9.375% after payout), has a planned total depth of 9,900 feet and will test a multiple Frio Sand Prospect supported and defined by 3-D Seismic and subsurface data. Planned drilling duration is approximately 12 days.

The Prospect is adjacent to and across a saddle from the existing Smith Point Field that has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand). Three drilling locations have been identified by Seismic mapping.

Portion of the play lies within the northeast half of Galveston Bay State Tract 135 where FAR recently submitted the winning bid (US$169,500) with Genesis Production Co and others to secure protective acreage now aggregating 640 acres offshore Gulf of Mexico.

An existing platform facility lies within 3 miles of the proposed location enabling use of spare tankage for temporary flow through with favourable processing fees. From here gas and oil may be pipelined to shore where gas goes into a trunk line and oil is trucked from a tank facility.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible 6), the nearby platform facility and the potential for near term production.

The Operator is Genesis Production Co of Houston, Texas. All other participants are North American entities.

Commenting on its US activities, executive Chairman Michael Evans said that:

"This offshore Gulf Coast project represents a ground floor opportunity with multiple drilling objectives and potential for near term production and follows our winning bid for acreage offshore gulf of Mexico. This is one of a number of initiatives now in progress likely to further improve FAR's growing reserve and production profile."

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

6 July 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

SEISMIC CONTRACT AWARDED FOR SENEGAL PROJECT OFFSHORE WEST AFRICA

FAR is pleased to announce that a contract for the acquisition of 2,000 square km. of 3D seismic data has been awarded to the French seismic company CGG. Details of the award were confirmed by Hunt Oil Company during a recent Operating Committee Meeting held in Dakar at which FAR also gave presentations to the national oil company, Petrosen and the Ministry of Energy and Mines for the Republic of Senegal.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations. The acquisition is set to commence during the first week of December 2006 and follows immediately behind a 3D survey being acquired by CGG on behalf of the Edison Group, by a separate vessel, in an adjacent offshore block immediately to the North of FAR's Senegal interests.

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence.
- The **Sangomar-Rufisque** offshore licence covers an area of 14981 sq km over the shelf, slope, and basin floor.
- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%.
- FAR will partner Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity, by contributing toward a proposed 2000 sq km 3D seismic acquisition program commencing early fourth quarter 2006.
- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects.
- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania.


Dana Petroleum
Blocks 7 & 8
Pelican gas
discovery
Woodside
Chinguetti, Tioff,
Tevet, and Banda oil
and gas discoveries
Dana Petroleum
Energy Africa
Al Thani
Edison
Rufisque Profond
SHOC
Sangomar-Rufisque
Gambia Bid
Round
Agip
AGC - Exxon
dropped out
Premier
Sinapa oil
discovery
Fortessa
Theis block
Gadiaga gas field
M.S.G.B.C.
BASIN
Sterling
Dome Flore /
Casamance / AGC
BOVE
CONAKRY
Kilometers
0 25 50 100 150 200 250
Senegal Hunt Oil Company
Hydrocarbon Occurrence
GCS = WGS84 datum decimal degrees

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.


Mauritania
Senegal
Rufisque Dome
Gambia

Participants
Interests in the Senegal project are held as follows:

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Other Activity – West Africa
A recent auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone reportedly the highest ever offered for exploration anywhere in the world. Further information is available in an article published by Business Week dated 7 June 2006.

Commenting on the announcement, FAR's executive Chairman Michael Evans said

"FAR is pleased to see the 3D seismic contract has been awarded to the French contractor CGG and we look forward to firming up some substantial drilling targets. It is also reassuring to see the magnitude of interest being shown by the oil sector along the West African coastline where FAR has gained an early foothold on very favourable terms".

For information on FAR's drilling activities visit our website at <u>www.far.com.au</u>

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.